Exhibit 99.1

Leading Independent Proxy Advisors Recommend Aurinia Shareholders Vote the YELLOW Proxy Card FOR All of Aurinia’s Director Nominees

ISS and Glass Lewis Recommend Aurinia Shareholders Not Support ILJIN’s Nominees

Highlight Aurinia’s Strong Track Record of Shareholder Value Creation

Note ILJIN has Failed to Make a Compelling Case for Change

VICTORIA, British Columbia--(BUSINESS WIRE)--June 19, 2019--Leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have recommended shareholders of Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) vote the YELLOW proxy card in support of ALL of the Company’s nominees in advance of the upcoming Annual General Meeting of Shareholders (the “AGM”) to be held on Wednesday, June 26, 2019. Shareholders of record as of May 9, 2019 must submit their YELLOW proxy by 10:00 AM Mountain Time on Monday, June 24, 2019.

ISS and Glass Lewis are widely recognized as the leading institutional proxy advisory firms in the world, and many institutional investment firms, mutual funds and fiduciaries rely upon their analysis and recommendations. Investors find it useful to hear the perspectives of neutral, independent experts like ISS and Glass Lewis as they consider how to vote their shares.

In determining their recommendations, ISS and Glass Lewis conducted independent analyses of Aurinia’s total shareholder returns (TSR) versus those of peers and relevant market indices. Both proxy advisors concluded that ILJIN’s claims regarding Aurinia’s performance were unfounded, and that the Company’s Board of Directors (the “Board”) and management have delivered strong results for shareholders. The ISS report stated:

“Aurinia significantly outperformed the peer group and the industry benchmark over the one-, three- and five-year periods. The outperformance is particularly pronounced over the three- and five-year periods.”1

Glass Lewis likewise noted:

“Readily observable is the fact that Aurinia's shares have clearly outperformed each of the selected benchmarks over each of the review periods, generally by very wide margins. In short and simple terms, we are unable to identify a quantifiably sound basis to argue Aurinia has missed the mark, either in relative or absolute terms.”1

Additionally, both ISS and Glass Lewis noted that ILJIN failed to make the case that changes to Aurinia’s Board are warranted. Glass Lewis stated in its report:

“Reviewed in full, while we recognize ILJIN's status as Aurinia's single largest investor, we believe the presented case falls well short of compelling…. most notably, we believe ILJIN's arguments, when scrutinized, fail to convincingly sway the pivotal issue of value destruction and purportedly insufficient returns for investors. Much to the contrary, we believe an objective review suggests Aurinia has in fact generated substantially more attractive returns than a range of benchmarks over any relevant standardized period.”

ISS noted:

“[T]he dissident has failed to present a compelling case for board change – particularly considering this is a critical stage in the development of the company's leading drug candidate…”

Both proxy advisors also recommended that shareholders vote FOR Item 4, the Company’s Advisory Vote on Executive Compensation.

Dr. George M. Milne, Jr., Aurinia’s Chairman of the Board of Directors, commented, “ISS and Glass Lewis’ recommendations underscore the Board and management’s strong track record of value creation for shareholders, and the importance of continuity on Aurinia’s Board at this critical time for our Company. We continue to believe that our nominees have the skills and expertise necessary to take Aurinia to its next stage of growth, and that ILJIN’s nominees’ lack of relevant experience threatens to derail the Company’s continued progress. I would like to thank our shareholders for their overwhelming support and continued feedback, and we look forward to further engagement with shareholders in advance of the upcoming AGM and beyond.”

“We are pleased that both ISS and Glass Lewis recognized Aurinia’s commitment to increasing shareholder value and the strength of our nominees,” stated Mr. Peter Greenleaf, Chief Executive Officer of Aurinia. “Our Board and director nominees, combined with the experienced management team, possess the breadth of industry and commercial experience necessary to successfully develop, commercialize, and maximize the potential of voclosporin.”

Aurinia shareholders are reminded to use only the YELLOW proxy to support Aurinia and its continued growth. Shareholders are encouraged to vote the YELLOW proxy well in advance of the deadline on June 24, 2019, at 10:00 AM Mountain Time. Shareholders with questions or requests for voting assistance may be directed to Laurel Hill Advisory Group at 1-877-452-7184 toll free (1-416-304-0211 collect), or by email to assistance@laurelhill.com.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing the investigational drug, voclosporin, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for lupus nephritis (“LN”) and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

About VOS

Voclosporin ophthalmic solution (“VOS”) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. A Phase 2a study was recently completed with results released in January of 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models. VOS has IP protection until 2031.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: voclosporin being a best-in-class CNI; Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance; and the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: Aurinia being able to extend and protect its patents on terms acceptable to Aurinia, Aurinia successfully completing its clinical trials, Aurinia receiving regulatory approval on terms acceptable to Aurinia, and Aurinia having sufficient funds on hand to complete its trials and operations as currently planned.

Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; Aurinia not obtaining necessary regulatory approval; negative results from clinical trials; and cash outlays being higher than currently planned.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor

1 Permission to quote from report was neither sought nor obtained.

CONTACT:
Company:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

Shareholder Questions or Requests for Voting Assistance:
Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Collect Calls Outside North America:
1-416-304-0211
assistance@laurelhill.com